Exhibit 99.4

BEZEQ THE ISRAEL TELECOMMUNICATION CORPORATION LIMITED SEPARATE CONDENSED INTERIM FINANCIAL INFORMATON JUNE 30, 2011

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corporation Limited

Separate condensed interim financial information as at June 30, 2011 (unaudited)

Contents

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

To:
The shareholders of “Bezeq” The Israel Telecommunication Corp. Limited

Special review report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction
We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq” The Israel Telecommunication Corp. Limited (hereinafter – “the Company”), as of June 30, 2011 and for the six and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of investee companies the investment in which amounted to NIS 222 million as of June 30, 2011, and the Group’s share in their profits amounted to NIS 0.5 and 2.6 million for the six and three month periods then ended, respectively. The financial statements of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the said review reports of the other auditors.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review and review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Company of which the exposure cannot yet be assessed or calculated, as described in Note 4.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

August 1, 2011

Bezeq The Israel Telecommunication Corporation Limited

Condensed interim information on financial position

	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Assets

Cash and cash equivalents	208	6	198
Investments, including derivatives	198	191	178
Customers	749	865	771
Other receivables	79	134	329
Inventories	8	9	15
Loans to subsidiaries (Note 5)	281	-	-
Assets classified as held for sale	20	38	29

Total current assets	1,543	1,243	1,520

Investments, including derivatives	81	96	96
Trade and other receivables	223	96	206
Property, plant and equipment	4,255	3,888	4,006
Intangible assets	308	221	276
Investments in investees	7,136	6,828	6,939
Deferred tax assets	252	327	248

Total non-current assets	12,255	11,456	11,771

Total assets	13,798	12,699	13,291

Bezeq The Israel Telecommunication Corporation Limited

Condensed interim information on financial position

	June 30, 2011	June 30, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	1,241	1,163	941
Trade payables	167	228	306
Other payables, including derivatives	572	433	569
Loans from subsidiaries	-	201	203
Current tax liabilities	250	80	229
Deferred income	21	18	17
Provisions (Note 4)	233	270	230
Employee benefits	447	414	233
Dividend payable	972	-	-

Total current liabilities	3,903	2,807	2,728

Debentures	2,338	2,340	2,373
Bank loans	3,523	1,900	2,600
Employee benefits	221	248	259
Deferred income and others	6	4	4
Dividend payable	1,369	-	-

Total non-current liabilities	7,457	4,492	5,236

Total liabilities	11,360	7,299	7,964

Equity
Share capital	3,814	6,203	6,213
Share premium	35	345	378
Reserves	550	538	526
Deficit	(1,961)	(1,686)	(1,790)

Total equity	2,438	5,400	5,327

Total equity and liabilities	13,798	12,699	13,291

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 1, 2011

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Limited

Condensed interim information on income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenues (Note 2)	2,348	2,611	1,170	1,307	5,263

Costs and expenses
Depreciation and amortization	333	341	171	171	690
Salaries	575	527	291	250	1,079
General and operating expenses Note 3	524	788	253	396	1,609
Other operating expenses (income), net	188	(38)	(62)	(13)	(158)

	1,620	1,618	653	804	3,220

Operating profit	728	993	517	503	2,043

Financing expenses
Financing expenses	215	106	135	79	282
Financing income	(116)	(78)	(62)	(50)	(192)

Financing expenses, net	99	28	73	29	90

Profit after financing expenses, net	629	965	444	474	1,953

Share in profits of investees, net	539	571	255	289	1,017

Profit before income tax	1,168	1,536	699	763	2,970

Income tax	176	256	114	125	527

Profit for the period	992	1,280	585	638	2,443

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Limited

Condensed  Interim Statement of Comprehensive Income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Profit for the period	992	1,280	585	638	2,443

Items of other comprehensive income

Other comprehensive income (loss) for the period,
net of tax	(1)	-	(1)	1	8

Other comprehensive income (loss) for the period,
net of tax, for investees	-	-	-	-	5

Other comprehensive income for the period, net of tax	(1)	-	(1)	1	13

Total comprehensive income for the period	991	1,280	584	639	2,456

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Limited

Condensed interim information on cash flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the period	992	1,280	585	638	2,443
Adjustments:
Depreciation	296	304	152	153	618
Amortization of intangible assets	37	37	19	18	72
Share in profits of equity-accounted investees	(539)	(571)	(255)	(289)	(1,017)
Financing expenses, net	94	12	65	16	69
Capital gain, net	(87)	(29)	(43)	(2)	(171)
Share-based payment	83	6	42	2	26
Income tax expenses	176	256	114	125	527

Change in inventory	7	-	1	2	(6)
Changes in trade and other receivables	32	(35)	29	31	29
Change in trade and other payables	(162)	(75)	(77)	(32)	55
Change in provisions	3	(9)	(7)	(5)	(45)
Change in employee benefits	176	(55)	(50)	(28)	(213)
Expenses for derivatives, net	-	-	2	-	11

Net cash from operating (used for) operating activities for transactions with investees	(29)	(6)	6	3	2

Net income tax paid	(164)	(199)	(87)	(109)	(260)

Net cash from operating activities	915	916	496	523	2,140

Cash flows from investment activities
Investment in intangible assets	(69)	(65)	(39)	(32)	(156)
Proceeds from the sale of property, plant and equipment	235	41	48	26	132
Change in current investments, net	-	-	8	-	-
Purchase of property, plant and equipment	(569)	(420)	(280)	(215)	(876)
Proceeds from disposal of investments and long-term loans	3	4	2	3	2
Payment for derivatives	(11)	-	-	-	(2)
Acquisition of a subsidiary from an investee	-	-	-	-	(196)
Interest and dividend received	10	6	8	6	8

Net cash from investment activities for transactions with Investees	450	634	231	214	1,097

Net cash from (used for) investment activities	49	200	(22)	2	9

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Limited

Condensed Interim Statements of Cash Flows (Contd.)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash flow from financing activities

Bank loans received	1,600	1,900	1,600	1,900	2,600
Issue of debentures	400	-	400	-	-
Repayment of bank loans	-	(400)	-	(400)	(400)
Short-term borrowing, net	-	226	-	226	-
Repayment of debentures	(691)	(558)	(666)	(416)	(567)
Dividend paid	(1,663)	(2,453)	(1,663)	(2,453)	(3,733)
Interest paid	(177)	(153)	(157)	(142)	(196)
Proceeds from exercise of options and others	10	18	6	3	36

Net cash from (used for) financing activities for transactions with investees	(433)	(50)	(230)	200	(51)

Net cash from (used for) financing activities	(954)	(1,470)	(710)	(1,082)	(2,311)

Increase (decrease) in cash flow and cash equivalents	10	(354)	(236)	(557)	(162)
Cash and cash equivalents at beginning of period	198	360	444	563	360

Cash and cash equivalents at the end of the period	208	6	208	6	198

The accompanying notes are an integral part of the condensed interim financial information.

Bezeq The Israel Telecommunication Corporation Limited

Notes to the separate condensed interim financial information as at June 30, 2011

NOTE 1 – METHOD FOR PREPARING THE FINANCIAL INFORMATION

A.
Definitions

The Company: Bezeq The Israel Telecommunication Corporation Ltd.

“Associate”, "the Group”, “Investee”, “Interested Party”: as defined in the consolidated financial statements of the Company for 2010.

B.
Main points of the preparation method of the financial information

The separate interim financial information is stated in accordance with Article 38(D) of the Securities Regulations (Periodic and Interim Reports), 1970 and does not include the information required under the provisions of Article 9(C) and the Tenth Addendum of the Securities Regulations (Periodic and Interim Reports), 1970 in respect of separate financial information of the corporation. The report should be read together with the separate financial information as at December 31, 2010 and for the year then ended and together with the condensed consolidated interim statements as at June 30, 2011 (“the Consolidated Statements”).

The accounting policy used in the preparation of this separate interim financial information is the same as the accounting policy described in the separate financial information as at December 31, 2010 and the year then ended.

NOTE 2 – REVENUES

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Fixed-line telephony	1,224	1,580	607	795	3,160
Internet - infrastructure	534	471	269	235	977
Transmission and data communications	461	444	233	221	882
Other services	129	116	61	56	244

	2,348	2,611	1,170	1,307	5,263

NOTE 3 – OPERATING AND GENERAL EXPENSES

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	128	401	64	211	801
General expenses	118	116	56	56	250
Materials and spare parts	39	39	17	16	88
Building maintenance	122	119	60	58	240
Services and maintenance					76
by sub-contractors	38	39	18	18	101
Vehicle maintenance expenses	41	48	20	25	31
Royalties to the State of Israel	28	16	14	8	22
Collection fees and sundry	10	10	4	4

	524	788	253	396	1,609

Bezeq The Israel Telecommunication Corporation Limited

Notes to the separate condensed interim financial information as at June 30, 2011

NOTE 4 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed or are pending against the Company (“in this section: “Legal Claims”).

The financial statements of the Company include provisions of NIS 233 million for Legal Claims.

The additional exposure beyond these provisions for the claims amounts to NIS 2.7 billion.

Additionally, out of these claims, there are also claims amounting to NIS 811 million, which cannot be assessed at this stage, as well as additional claims for which the Company’s additional exposure exceeds the aforesaid, as the exact amount of the claim is not stated in the claim.

For further information about contingent liabilities, see Note 5 to the consolidated financial statements - Contingent Liabilities.

In addition, subsequent to the reporting date, proceedings against the Company with exposure of NIS 136 million came to an end.

NOTE 5 - SUBSTANTIAL AGREEMENTS AND TRANSACTIONS WITH INVESTEES IN AND SUBSEQUENT TO THE REPORTING PERIOD

A.
In respect of the loan provided by the Company to Bezeq Online Ltd. (as described in the separate financial information as at December 31, 2010 and the year then ended), after repayment of NIS 5 million during the period, the balance of the loan has been repaid.

B.
In May 2011, Pelephone Communications Ltd. ("Pelephone") paid the Company NIS 280 million for a dividend declared in May 2011. The entire amount was paid by offsetting the loan provided by the Company to Pelephone, and no cash was transferred between the companies. The loan is linked to the CPI and bears interest at a rate of 4%, repayable on May 17, 2012.